Höganäs

Date/Datum
April 8, 2002

Our ref./Unser Zeichen
CL/bh

Your letter/Ihre Nachricht vom

Your ref./Ihr Zeichen

02028506

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Att.: Special Counsel, Office of International Corporate Finance

SUPPL

02 APR 17

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

**Re.: Rule 12g3-2(b)**
**File No. 82-3754**

Dear Sir or Madam,

Enclosed please find a translation of the Notice convening the Annual General Meeting in Höganäs AB, Sweden, to be published in Swedish newspapers on April 8, 2002.

From the notice you will find a proposal concerning Election of the Board of Directors which will be made by shareholders representing more than 50% of the votes in the Company.

From the notice you will also find the Board's proposal for renewed authorization to decide upon purchase and sale of the Company's own shares.

Yours sincerely,
HÖGANÄS AB (publ)

Claes Lindqvist
President and CEO

dw 4/19

Encl. Notice

Bl. 4730


Postal address/Postanschrift
**Höganäs AB** (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon
+46 42 33 80 00
Executive Group
+46 42 33 80 80

Telefax
+46 42 33 83 60

Telex
72368 HBADMS

File No. 82-3754

Höganäs

# ANNUAL GENERAL MEETING

Shareholders in Höganäs AB (publ) are hereby convened to the Annual General Meeting on Tuesday, 7 May 2002 at 3 p.m. in the HB Hall, Bruksgatan, Höganäs. The hall will open for registration at 1.30 pm.

**Notice of attendance**

Shareholders wishing to attend the Annual General Meeting must

- by Friday 26 April 2002 at the latest be listed as a shareholder in the register kept by VPC AB (the Swedish Securities Register Centre);
- also notify the Company not later than 4 p.m. on Tuesday 30 April 2002 of their intention to attend the Annual General Meeting. Shareholders intending to bring an assistant should announce this within the same period as the own registration.

Notice of attendance may be given in writing to Höganäs AB, S-263 83 Höganäs, Sweden, by telephone to +46-42-338059 or by fax to +46-42-338080. Particulars must be given of name, address, telephone number, personal or corporate ID number and registered share holding.

Nominee shareholders must, in order to be entitled to attend the Annual General Meeting, temporarily register the shares in their own names at VPC AB. Such registration must be done by 26 April 2002. Shareholders must in good time before this day at the authorized agent or bank trust department request for a re-registration of the shares.

**Matters**

At the Annual General Meeting the following matters will be dealt with.

1. Opening of the Annual General Meeting and election of the Chairman of the meeting
2. Execution and approval of the electoral register
3. Approval of the agenda
4. Election of two minutes-checkers
5. Confirmation that the meeting has been convened in due course

6. a) Presentation of the Annual Report and the Auditors Report and of the Annual Report of the Group and the Auditors' Report of the Group

   b) Managing Director's comments to the Annual Report

7. Resolution with respect to

   a) adoption of the profit and loss statement and the balance sheet and consolidated profit and loss statement and the consolidated balance sheet

   b) dispositions of the Company's profit according to the adopted balance sheet

   c) discharge from liability for the members of the Board and the Managing Director

8. Decision of the number of the members of the Board and deputy members who shall be elected by the meeting

9. Decision of the remuneration to the members of the Board elected by the meeting

10. Decision of the remuneration to the auditors

11. Election of the members of the Board

12. Proposal regarding authorization for the Board to make decision regarding repurchase and transfer of shares of Class B in the Company.

**Dividend and date of record**

The Board has proposed that a dividend of SEK 4.50 per share shall be paid for the financial year 2001. The date of record will be Monday 13 May 2002. If the Annual General Meeting adopts this proposal, it is expected that the dividends will be distributed by VPC AB on Thursday 16 May 2002.

**Proposal to election of the Board of Directors**

At the Annual General Meeting proposals will be made for re-election of the present Directors Ulf G Lindén, Per Molin, Bernt Magnusson, Hans Mivér, Claes Lindqvist, Magnus Lindstam and Jacob Palmstierna.

Shareholders representing more than 50 % of the votes in the Company have declared themselves supporting the proposal.

**Proposal to remuneration**

At the Annual General Meeting proposals will be made that the remuneration to the members of the Board elected by the meeting shall be SEK 1 085 000 to be shared as per decision by the Board itself and that the remuneration to the auditors shall be paid as per current account.

**Proposal to purchase and sale of own shares**

At the Annual General Meeting in May 2001 the Board was authorized to decide upon purchase and sale of shares of Class B in the Company during the period up to the 2002 Annual General Meeting. The authorization implied that Höganäs was enabled to buy back maximum so many shares of Class B that the Company's holdings at any time did not exceeded 8 % of the total number of shares in the Company and to sell own shares, however taking into consideration commitments under previously adopted option scheme.

The Company's total holding of own shares amounted at 31 March 2002 to 596 600 shares of Class B or about 1.7 % of the total number of shares.

The current proposal for renewed authorization for the Board to decide upon purchase and sale of the Company's own shares implies, in substance, the following.

The Board is granted authorization to make decision during the period until the next Annual General Meeting to purchase maximum so many shares of Class B that the Company's holding every time does not exceed 8 % of the total number of shares in the Company, which corresponds to 2,807,914 shares. Such purchase is to be made on the Stockholm Stock Exchange at the price quoted on the stock market at the time of purchase. The purpose of repurchase is to provide greater freedom of action for the Board in its management of the Company's capital structure during the period until the next Annual General Meeting. Besides, the repurchase gives the Company a possibility to use the shares as financing of future acquisitions.

Further the Board is granted authorization to make decision until the next Annual General Meeting, in another way than on Stockholm Stock Exchange, to sell the Company's own shares in connection with acquisition of companies or businesses. The authorization may be exercised at one or more occasions and includes all own shares that the Company holds at the time for the Board's decision, however, taking into consideration the commitments under the previously adopted option scheme.

The authorization involves the right to decide about deviation from the right of priority as well as that payment may be done with other than money.

**Others**

The decision of the Annual General Meeting under item 12 is valid only if supported by shareholders representing more than two thirds of the cast votes as well as those at the Annual General Meeting represented shares.

Annual Report and Audit Report as well as the Board's complete proposal to the decision under item 12 are available at the Company from 23 April 2002.

Höganäs in April 2002

The Board of Directors